                                                                 Exhibit (a)(11)
                               MCI WORLDCOM, Inc.

                                                           CONTACT:

                                               For Media:         For Investors:
                                               Jim Monroe          Gary Brandt
                                               MCI WorldCom        MCI WorldCom
                                             +1 202 887 2241     +1 601 360 8544


                                  PRESS RELEASE

                        --------------------------------

                               MCI WORLDCOM, INC.
                 ANNOUNCES ASIC CLARIFICATION AND FIRB APPROVAL
                 IN CONNECTION WITH THE TENDER OFFER FOR ALL OF
                 THE ORDINARY SHARES AND ADSs OF OZEMAIL LIMITED


     JACKSON, Miss., January 20, 1999-MCI WORLDCOM, Inc. (Nasdaq:WCOM) today announced that the Australian Securities and Investments Commission ("ASIC") has agreed to a modification to the Australian Corporations Law. Such modification clarifies the manner of determining how the compulsory acquisition process will work with respect to the tender offer bid for OzEmail Limited by UUNET Holdings Australia Pty Limited ("UUNET Australia"), MCI WorldCom's newly formed subsidiary.

     As a result of the ASIC modification, if UUNET Australia is entitled to 90% or more of the OzEmail ordinary shares at the conclusion of the offer, it may then acquire any other shares (including shares represented by American
Depositary Shares ("ADSs")) not tendered in the offer if 75% or more of registered holders of ordinary shares accept the offer.

     UUNET Australia's offer for OzEmail is conditional upon, among other things, UUNET Australia being entitled at the expiration of the offer to not less than 90% of the OzEmail ordinary shares (including shares represented by ADSs) and either:

          (i) three-quarters of the offerees have at the expiration date disposed of to UUNET Australia (whether by accepting the offer or otherwise) the ordinary shares (or shares represented by ADSs) subject to acquisition that were held by them, or

          (ii) at least three-quarters of the persons who were registered as the holders of ordinary shares (or shares represented by ADSs) immediately before December 24, 1998 (Sydney, Australia time) are not so registered at the end of one month after the end of the offer period (the "Minimum Condition").

     If the Minimum Condition is met, UUNET Australia will be entitled after the conclusion of the offer to acquire by compulsory acquisition any of the shares (including shares represented by ADSs) that were not tendered pursuant to the offer.

     Under the Australian Corporations Law, the method of application of the Minimum Condition to shares represented by ADSs is untested. The ASIC has agreed that for purposes of computing the number of offerees, UUNET Australia must count only the registered holders of fully paid ordinary shares of OzEmail. UUNET Australia need not count registered holders of ADSs or any persons on whose behalf registered holders of ADSs hold ADSs.

     Also, UUNET Australia has been advised by the Australian Foreign Investment Review Board ("FIRB") that it has no objection to the cash offer for OzEmail Limited by UUNET Australia, and therefore the condition to the offer requiring FIRB approval has been satisfied.

     UUNET Australia has commenced a cash tender offer for all ordinary shares of OzEmail Limited, an Australian corporation, including all outstanding ADSs represented by American Depositary Receipts, at US$2.20 per ordinary share (US$22.00 per ADS). The tender offer and withdrawal rights are scheduled to expire at 1:00 A.M., New York City time, on Tuesday, February 9, 1999 and at 5:00 P.M., Sydney time, on Tuesday, February 9, 1999, unless the offer is extended in accordance with the procedures set forth in the Offer to Purchase dated January 8, 1999 (Sydney time) (January 7, 1999, New York time). Merrill Lynch is acting as the Dealer Manager in the United States and MacKenzie Partners, Inc. is acting as the Information Agent in connection with the offer. The Offer to Purchase, the Part A Statement attached thereto and the related Acceptance and Transfer Form and Letter of Transmittal relating to the offer may be obtained by calling MacKenzie Partners, Inc. collect at (212) 929-5500 or toll free at (800) 322-2885.

     MCI WorldCom is a global communications company with revenue of more than US$30 billion and established operations in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. MCI WorldCom is a premier provider of facilities-based and fully integrated local, long distance, international and Internet services. MCI WorldCom's global networks, including its state-of-the-art pan-European network and transoceanic cable systems, provide end-to-end high-capacity connectivity to more than 38,000 buildings worldwide. For more information on MCI WorldCom, visit the World Wide Web at http://www.mciworldcom.com or http://www.wcom.com.